Exhibit 21.1

Subsidiary Name	Country of Incorporation	Company Ownership Interest

Mineração Jupiter Ltda	Brazil	99.99%
Mineração Apollo Ltda	Brazil	100%
Mineração Duas Barras Ltda	Brazil	100%
RST Recursos Minerais Ltda	Brazil	100%